Exhibit 99.9

NICE Drives Organizations to Effectively Manage Entire CX Workforce with New
Back-Office Capabilities

Latest NICE WFM release advances True-To-Interval (TTI) capabilities, enabling organizations to fuse front and back office CX operations

Hoboken, N.J., May 30, 2024 – NICE (Nasdaq: NICE) today announced the launch of new industry-leading WFM capabilities, enabling organizations to effortlessly manage their front and back office workstreams in the digital era. NICE’s new Inventory Insights capability, coupled with TTI, merges omnichannel, contact center, and back office into a common planning interval, subsequently revealing cross-department efficiencies to drive improved bottom-line performance. This is the optimal way organizations can manage their CX workforce today, enabling organizations to easily handle the massive interaction complexity they continue to face across customer-facing and non-customer-facing interactions.

According to DMG Consulting’s 2024 Contact Center and AI Goals and Investment Priorities survey, using AI to improve CX, including to integrate contact center and back office operations, is a top three priority of business leaders. Back-office activities have a direct impact on overall contact center efficiency, performing business-critical tasks like processing orders and payments. An efficient back office leads to a decrease in interaction volumes by enabling organizations to solve problems before customers have to reach out.

NICE’s TTI solution addresses the unique challenges of digital channels for transformative forecasting and planning. TTI drives improved staffing accuracy by considering the time needed to handle every type of interaction, adjusting staffing in the moment to address the unique requirements of digital and asynchronous interactions. TTI, together with Inventory Insights, further advances NICE’s WFM capabilities, improving blended contact center operational efficiency by deconstructing back-office work into a common planning interval, enabling staff planning and scheduling of shared contact center and back-office employees. The back office is the portion of a company made up of administration and support personnel who are not client-facing. Back-office functions include settlements, clearances, record maintenance, regulatory compliance, or accounting.

Barry Cooper, President, CX Division, NICE, said, “In the early 2000s NICE led the market with skills-based routing. Two decades later NICE continues to lead with innovation like TTI, which enables organizations to effectively manage the front and back office in the digital era.  Organizations have come to NICE with a critical need to merge the back office with CX operations. We’ve not only delivered on that need but also opened the door for CX organizations to benefit from the entire suite of WEM solutions now available to the back office.”

Donna Fluss, President, DMG Consulting, said, “What’s clear is that the old ways of doing business are gone, and while phone calls continue to be used (and will be for the foreseeable future), WFM solutions must be enhanced to address previously unforeseen complexity in contact centers, back-offices, and other operating environments. The needs of 21st-century contact centers are different from prior generations, and WFM vendors are modernizing their applications to give enterprises the necessary functionality to deliver a great CX.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.